UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-10000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WACHOVIA CORPORATION

One Wachovia Center

Charlotte, North Carolina 28288-0013

(NAME OF ISSUER OF THE SECURITIES HELD PURSUANT

TO THE PLAN AND THE ADDRESS OF ITS

PRINCIPAL EXECUTIVE OFFICE)

(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2006

Notes to Financial Statements

Supplemental Schedule:

Schedule of Reportable Transactions, year ended December 31, 2006

(b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

Consent of Hancock Askew & Co., LLP, Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Westcorp Employee Stock Ownership and Salary Savings Plan

Year ended December 31, 2006

with Report of Independent Registered Public Accounting Firm

Westcorp

Employee Stock Ownership and Salary Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2006

Report of Hancock Askew & Co., LLP, Independent Registered Public Accounting Firm

Plan Committee

Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Westcorp Employee Stock Ownership and Salary Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of reportable transactions as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Hancock Askew & Co., LLP

Savannah, Georgia

May 21, 2007

Westcorp

Employee Stock Ownership and Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments at fair value:
Cash and short-term investments	$0	$6,471,802
Westcorp common stock	0	103,002,541
Mutual funds	0	35,165,315
Loans to participants	0	1,542,128

Total investments	0	146,181,786

Receivables:
Employer contribution receivable	0	8,402,069

Net assets available for benefits	$0	$154,583,855

See accompanying notes.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Additions

Contributions:
Employee	$4,722,655
Employer	5,705,787

Net investment income:
Interest income	305,349
Dividends	4,860,010
Net realized and unrealized appreciation	13,403,477

Total additions	28,997,278

Deductions Benefit and withdrawal payments to participants	22,239,559

Net Increase	6,757,719

Plan transfer out	161,341,574
Net assets available for benefits:
Beginning of year	154,583,855

End of year	$0

See accompanying notes.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Westcorp Employee Stock Ownership and Salary Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. As discussed in Note 11, the plan was merged with the Wachovia Savings Plan effective December 31, 2006.

General

The Plan, as amended and restated, was a defined contribution profit sharing plan that covered substantially all employees of Westcorp and its subsidiaries, and provided for retirement benefits. It was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Within the Plan, there were two parts, the Employee Stock Ownership Plan (“ESOP”) and the Salary Savings Plan (“SSP”). Westcorp and its subsidiaries (the “Company”) made contributions to these parts as determined by the Plan document, the Company’s Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Vesting

Participants were immediately vested in their contributions and ESOP dividend reinvestment account plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon was based on years of service. The participants vested in the Company’s contributions as follows:

	Vested Interest
Years of Service	ESOP	SSP
Less than 1	0%	0%
1	20%	30%
2	40%	60%
3	60%	100%
4	80%
5 or more	100%

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

A participant was 100% vested after five years of service for the ESOP and three years of service for the SSP, or upon attainment of age 65 or in the event of a participant’s death or total disability while still an employee of the Company. Forfeitures were used to reduce the Company’s contributions. However, as further explained in Note 11, the Company was acquired by Wachovia and all eligible participants became 100% vested as of March 1, 2006.

Employee Contributions

Employees could contribute up to 50% of annual earnings, subject to the 2006 limit of $15,000 per the Internal Revenue Code Section 401(g), to the Plan through regular payroll deductions under the 401(k) provisions of the Plan.

Employer Contributions

Employer contributions under the ESOP were at the discretion of the Company’s Board of Directors. Employer contributions for the SSP were matched 100% of the first $500 contributed by the participant to the Plan, and then 50% of participant contributions, not to exceed 6% of participant annual compensation. Effective March 1, 2006, the Plan was amended to provide for a match equal to 100% of participant’s contributions up to a maximum of 6% of salary.

Loans to Participants

The Plan allowed employees to borrow from their Plan accounts, excluding the ESOP portion. The minimum loan amount was $1,000. The maximum loan amount was 50% of the employee’s vested Plan account balance not to exceed $50,000 at the time the loan was made. Loans were required to be repaid within five years; however, if the purpose of the loan was to purchase a primary residence, the term was up to 30 years. The loans had an interest rate of one percent plus the prime rate for the month previous to the loan date. Each loan was secured by the participant’s vested interest remaining in the Plan.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Loans to Participants (continued)

Repayments of loan amounts were used to reduce the outstanding principal balance of the loan. Such principal reductions were then allocated among the available investment options in the same proportion in which the individual employee’s elective contributions were allocated at the time of loan repayment.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants’ wages at the end of each payroll period. The Plan had limits on annual participant contributions and limiting annual participant compensation used for Plan allocation purposes. Company contributions for the ESOP portion of the Plan were discretionary. Company contributions were accrued in the year in which they became obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals were recorded on the date distributions were made.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan. The common stock shares of Westcorp were valued at their closing price on the New York Stock Exchange as of December 31, 2005. Effective March 1, 2006, upon merger of the sponsor with Wachovia, the Westcorp stock was exchanged for Wachovia common stock. Wachovia common stock is valued at quoted market prices. Loans to participants and cash are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

3. Investments

The following investments represented five percent or more of the Plan’s net assets:

	December 31,
	2006		2005
American Funds American Mutual Fund – A	$0	**
American Funds AMCAP Fund	0	**	8,370,511
Westcorp common stock*	$0	**	103,002,541

*	Portion is non-participant directed.
**	Investments did not amount to 5% or more of plan assets at December 31, 2006 due to asset transfer prior to year end. Prior to the transfer on December 31, 2006, the American Funds American Mutual Fund-A, American Funds AMCAP Fund, and Wachovia Common Stock Funds had balances of $8,548,844 or 5.30%, $9,538,628 or 5.91%, and $107,646,178 or 66.72%, respectively.

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value during 2006 as follows:

Investments at fair value as determined by quoted market prices:
Common stock (Westcorp and Wachovia)	$9,431,476
Mutual funds	3,972,001

Net appreciation in fair value of investments	$13,403,477

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 27, 2005, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

5. Administrative Costs

The Company agreed to voluntarily pay certain of the Plan’s administrative expenses amounting to $16,677 in 2006. The agreement to pay the administrative costs could have been canceled by the Company at any time.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

6. Employer Contributions

The Management Resources and Compensation Committee of Wachovia’s Board of Directors approved a contribution to the ESOP of $3,100,000, during 2006. In 2006, the Company’s SSP contribution of $2,605,787 was partially offset by forfeitures of $1,728,932. At December 31, 2006, unallocated forfeitures totaling $16,752 were merged with other balances to the Wachovia Plan as further explained in Note 11.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

7. ESOP Participant Allocation

The Plan allocated contributions, investment changes and forfeitures to participants’ ESOP accounts as follows:

Contributions: Each participant was credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service. These units were summarized and formed the basis for the participant’s pro-rata contribution. All ESOP employer contributions credited to employees were invested in the Company’s common stock.

Investment Changes: Each participant account was allocated the amount of investment changes on a daily basis in the same proportion that the cash or shares of each participant’s account bore to the total accounts of all participants in the same investment option.

Forfeitures: Forfeitures were held within the Plan and could be used to offset employer match to the SSP and employer contributions to the ESOP.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

8. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments are as follows:

	December 31,
	2006	2005
Net assets:
Cash and short-term investments	$0	$508,100
Westcorp common stock	0	82,400,351
Contribution receivable	0	6,200,000

	$0	$89,108,451

For the Year Ended December 31, 2006
Beginning balance	$89,108,451
Changes in net assets:
Transfers, net	(90,851,572)
Contribution	3,100,000
Investment income	3,439,542
Net realized and unrealized appreciation in fair value	7,576,621
Benefits paid to participants	(12,373,042)

Ending balance	$0

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

9. Holdings of Parties-in-Interest

The Plan had holdings of securities of parties-in-interest as follows:

	December 31,
	2006	2005
Westcorp common stock
(0 and 1,605,550 shares in 2006 and 2005, respectively)	$0	$103,002,541

At the time of the transfer at December 31, 2006, the Plan held 1,977,513 shares of Wachovia common stock.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

10. Risks and Uncertainties

The Plan provided for various investments in mutual funds, collective trust funds, Westcorp common stock, and other investments. Investments in general were subject to various risks, such as interest rates, credit and overall market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments was limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

11. Plan Merger

On September 12, 2005, Westcorp entered into an Agreement and Plan of Merger, which was subsequently amended and restated on October 21, 2005, also known as the Merger Agreement, by and among Wachovia Corporation, Western Financial Bank, WFS Financial Inc and Westcorp, that provided for, among other things (i) the merger of Westcorp with and into Wachovia, also known as the Westcorp Merger, (ii) the conversion of Western Financial Bank into a national banking association, (iii) the merger of Wachovia Bank, National Association, a national banking association and wholly owned subsidiary of Wachovia, and Western Financial Bank and (iv) the acquisition of WFS Financial Inc by Wachovia, pursuant to the merger of WFS Financial Inc with a new wholly owned subsidiary, also known as the WFS Financial Merger.

The Westcorp Merger and WFS Financial Merger were completed on March 1, 2006. The Plan merged with the Wachovia Savings Plan and the Plan balance was transferred to the Wachovia Savings Plan on December 31, 2006.

In connection with the merger, Westcorp common stock was exchanged for Wachovia common stock. In addition, the Westcorp Plan was closed to participant contributions as of June 30, 2006 and Westcorp employees began participating in the Wachovia Savings Plan.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

12. Voluntary Correction Program Filing

After the acquisition of Westcorp, Wachovia discovered a compliance issue with respect to the calculation of allowable deferral amounts, resulting in errors in employee contribution amounts and related matching and ESOP contribution amounts. In December 2006, the Plan’s successor sponsor, Wachovia, filed a Voluntary Correction Program (“VCP”) with the Internal Revenue Service. This VCP outlines the impact of the compliance error and details a proposed method for correcting the operational defect. Once the VCP, or a revised VCP is approved by the Internal Revenue Service, corrections will be made to the successor plan, the Wachovia Savings Plan.

Supplemental Schedule

Westcorp

Employee Stock Ownership and Salary Savings Plan

Employer ID 510308535 Plan #001

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2006

Identity of Party Involved	Description of Asset including interest rate and maturity in case of a loan	Sales		Net Gain (Loss)
		Number of Transactions	Dollar Value of Sales
Category (iii) Series of Transactions in excess of 5%

Westcorp	Common Stock	160	11,668,736	5,066,848

There were no category (i), (ii) or (iv) reportable transactions during 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

May 21, 2007	By:	/s/ BENJAMIN J. JOLLEY
Benjamin J. Jolley
Senior Vice President
Wachovia Benefits Committee, Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description	Location
23.1	Consent of Hancock Askew & Co., LLP, Independent Registered Public Accounting Firm	Filed herewith